FIFTH THIRD BANCORP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF EXHIBITS A AND B OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83. ASTERISKS DENOTE SUCH OMISSIONS.

March 31, 2006

VIA EDGAR

Mr. Kevin W. Vaughn

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 4561

Re:	Fifth Third Bancorp

Form 10-K for Fiscal Year Ended December 31, 2005

File No. 000-08076

Ladies and Gentlemen:

We have received and reviewed your correspondence dated March 17, 2006 related to the Form 10-K for Fiscal Year Ended December 31, 2005 (the “Form 10-K” or the “filing”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”) filing denoted above. In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note for the information of the staff that concurrent with the submission to you of this letter, confidential treatment of portions of Exhibits A and B to this response letter is being requested under the Commission’s rules pursuant to the accompanying confidential treatment request. Accordingly, this response letter is being filed by hand and not via EDGAR. A redacted copy has been filed via EDGAR.

Management’s Discussion and Analysis

Business Segment Review, page 33

1.	In your future filings, please revise the discussion of the changes in the results of the operations of your segments to address all periods presented in your financial statements rather than only the two most recent years. Please refer to Item 303 of Regulation S-K.

Fifth Third acknowledges the staff’s comment and confirms that the discussion in future filings of the changes in the results of operations of Fifth Third’s business segments will address all periods presented in the consolidated financial statements pursuant to Item 303 of Regulation S-K.

Credit Risk Management

Table 23: Attribution of Allowance for Loan Loss and Lease Losses to Portfolio Loans and Leases, page 42

2.	We note that your unallocated allowance for loan and lease losses has fluctuated from 0.11% in 2002 to 0.20% in 2005 of the total loan balance over the periods presented. Please revise your future filings to disclose the factors which have changed over the time periods presented, to cause the increases in the unallocated allowance for loan and lease losses. Please provide us with your proposed future disclosures.

Fifth Third acknowledges the unallocated allowance for loan and lease losses has ranged from 0.11% in 2002 to 0.20% in 2005. Specifically, the unallocated allowance for loan and lease losses as of December 31 for each of the last five years was 0.26% in 2001, 0.11% in 2002, 0.22% in 2003, 0.23% in 2004 and 0.20% in 2005. In addition to the existing disclosure Fifth Third has made in its filings concerning the process and the factors considered in the overall determination of the allowance for loan and lease losses, Fifth Third will reference the factors that have been analyzed in the comparison of the unallocated component of the allowance. Specifically, in the Credit Risk Management section Fifth Third will make reference to the discussion of the methodology utilized in the determination of the allowance for loan and lease losses in the Critical Accounting Policies section of Management’s Discussion and Analysis. The additional disclosure in the Credit Risk Management section will include substantially the following discussion in our Form 10-K for the year ending December 31, 2006, subject to revisions that may be appropriate due to any changes in facts or circumstances:

Several factors are taken into consideration in the determination of the overall allowance for loan and lease losses, including the unallocated component. These factors include, among others, the overall risk profile of the loan and lease portfolios, net charge-off experience, the extent of impaired loans and leases, the level of nonaccrual loans and leases, the level of 90 days past due loans and leases and the overall percentage level of the allowance for loan and lease losses. Fifth Third also considered overall asset quality trends, credit administration and portfolio management practices, risk identification practices, credit policy and underwriting practices, overall portfolio growth, portfolio concentrations and current national and local economic conditions that might impact the portfolio. Regardless of the extent of the evaluation of the above factors, certain inherent but undetected losses are probable within the loan and lease portfolios. An unallocated component to the allowance for loan and lease losses is maintained to recognize this imprecision in estimating and measuring loss. Overall, the unallocated component as a percentage of the total portfolio has declined slightly over the last several years from .22% at December 31, 2003, to .23% at December 31, 2004 and .20% at December 31, 2005. This has largely been a result of the consideration of several factors, including relatively stable national and local economic indicators and consistent expectations regarding the influence the current economic and other trends will have on the occurrence of these undetected losses. Additionally, improving charge-off and relatively stable asset delinquency percentage trends existing over the last several years have also contributed to management’s assessment of the unallocated component. Specifically, charge-off experience ranged from .63% in 2003 to .45% in 2004 and 2005 and asset delinquency ranged from .61% at December 31, 2003, to .51% at December 31, 2004 and .52% at December 31, 2005. Trends in the charge-off and asset delinquency indicators, among others, have a direct impact on the level of the base case allowance determination and are considered in the assessment of the unallocated component as well as in the assessment of the overall allowance for loan and lease losses as a percentage of total portfolio loans and leases. Significant movement between 2001 and 2003 in the overall charge-off ratio, from .54% in 2001, to .43% in 2002 and .63% in 2003 was a significant factor influencing management’s expectations regarding the occurrence of undetected losses. These trends, along with the other trends discussed above, contributed to management’s assessment of the unallocated component as a percentage of the total portfolio as it ranged from .26% at December 31, 2001, to .11% at December 31, 2002 and .22% at December 31, 2003.

Audited Financial Statements

Note 2: Securities, page 59

3.	We note that there is a significant balance of unrealized losses as of December 31, 2005 that have been in an unrealized loss position for over 12 months. If true, please confirm to us in your response and disclose in future filings that management has the intent and ability to hold these securities to the earlier of recovery of the losses or maturity.

Fifth Third acknowledges the staff’s comment and confirms that management has the intent and ability to hold these securities to the earlier of the recovery of the losses or maturity. In addition, Fifth Third will explicitly disclose such in future filings.

Note 8: Derivatives, page 63

4.	You disclose on page 63 that you have entered into fair value hedges using interest rate swaps, and that certain of those hedges are accounted for under the short-cut method. Please address the following regarding your fair value hedges:

•	For each type of fair value hedge, please tell us the terms of the interest rate swaps and the terms of the underlying debt being hedged. Identify the specific documented risk being hedged.

As supplementally provided, Exhibit A indicates the terms of each interest rate swap and corresponding fixed-rate debt instrument receiving fair value hedge accounting treatment as of December 31, 2005. In all cases, at inception of the hedging relationship each derivative instrument on Exhibit A was designated and documented as hedging the exposure to changes in the fair value of the recognized liability due to changes in the benchmark interest rate.

•	For each type of fair value hedge, tell us how you determined that these hedges met the requirements of paragraphs 20-21 of SFAS 133.

In order to meet the requirements of paragraphs 20-21 of SFAS 133, Fifth Third contemporaneously prepares a “Hedge Documentation Template” at the inception of each hedge. Fifth Third completed a Hedge Documentation Template at inception (or upon the adoption of SFAS 133 in the case of transaction 11 on Exhibit A) for each hedge included on Exhibit A. Each Hedge Documentation Template formally documents the following:

•	The risk management objective and strategy for undertaking the hedge

•	The type of hedge (i.e., fair value or cash flow)

•	A description of the hedging instrument including:

•	Notional amount of the derivative

•	Payment rates and payment schedules of the derivative

•	Start dates and end dates of the derivative

•	The hedge counterparty

•	Hedge designation date

•	A description of the hedged item or transaction

•	Each hedging relationship (included in Exhibit A) represents the hedge of all or a specific portion of a recognized liability in accordance with paragraph 21 a. of SFAS 133

•	A description of the risk being hedged

•	The methods that will be used to (1) retrospectively and (2) prospectively assess the hedging instrument’s effectiveness including:

•	Whether the assessment of hedge effectiveness will exclude certain components of a specific derivative’s change in fair value, such as time value.

•	Formal documentation on the conclusion that Fifth Third expects the hedging relationship to be highly effective both at inception of the hedging relationship and on an ongoing basis.

•	Documentation on the timing of assessment of hedge effectiveness (either monthly or quarterly).

•	The method that will be used to measure hedge ineffectiveness.

Fifth Third acknowledges the additional requirements under paragraphs 20 c., 21 d. and 21 e. were not applicable to any of Fifth Third’s fair value hedge transactions.

•	Tell us the quantitative measures you use to assess the effectiveness of each hedge both at inception and on an ongoing basis.

There are interest rate swaps referenced in Note 8 on page 63 of the Form 10-K (see transactions referenced as 1 – 13 on Exhibit A) that met the criteria established by paragraph 68 of SFAS 133 to qualify for the short-cut method of hedge accounting (see discussion of qualitative measures used to assess effectiveness at inception, in accordance with paragraph 68 criteria, in our response to the question below). Based on the short-cut method of hedge accounting qualification, the ongoing assessment of effectiveness for these transactions includes: (a) confirming the fixed-rate debt instrument is still outstanding; and (b) confirming there have been no changes to the terms of the fixed-rate debt instrument or interest rate swap.

There are also interest rate swaps referenced in Note 8 on page 63 of the Form 10-K that do not qualify for the short-cut method of hedge accounting (see transactions referenced as 14, 15 and 16 on Exhibit A) as the fair value of the interest rate swaps was not zero at inception and the settlement dates of the interest rate swaps and hedged instruments did not match. Therefore, at inception an analysis of historical interest rates was performed to validate the expectation of prospective effectiveness in the hedging relationship and on a quarterly basis a quantitative assessment of effectiveness is performed using the Dollar Offset method to validate the hedging relationship remains highly effective. All ineffectiveness is recorded immediately through earnings. In addition, the ongoing assessment of effectiveness for these transactions also includes: (a) confirming the fixed-rate debt instrument is still outstanding; (b) confirming there have been no changes to the terms of the fixed-rate debt instrument or interest rate swap; and (c) confirming the continued creditworthiness of the counterparty to the interest rate swap.

•	For the fair value hedges accounted for under the short-cut method, please tell us in detail how you determined each type of those hedges have met the criteria established by paragraph 68 of SFAS 133.

The term sheet for all derivative instruments is reviewed prior to execution of the transaction. After execution of the transaction, the terms of the interest rate swap as indicated on the executed trade confirmation are validated against the Hedge Documentation Template to confirm the accuracy of the transaction documentation. In addition to the documentation necessary to meet the requirements of paragraphs 20 and 21 of SFAS 133 (as discussed above), the following information is also verified by Fifth Third and documented, prior to inception, in the Hedge Documentation Template for all hedging relationships qualifying for short-cut method accounting:

•	Validation that the notional amount of the swap matches the principal amount of the interest-bearing asset or liability being hedged. For each fair value hedge included in Exhibit A and qualifying for short-cut method accounting, Fifth Third validated that the notional amount of the swap matched the principal amount of the interest-bearing liability being hedged.

•	Validation that the fair value of the interest rate swap is zero at inception of the hedging relationship. For each fair value hedge included in Exhibit A and qualifying for short-cut method accounting, Fifth Third validated that the fair value of the interest rate swap was zero at inception.

•	Validation that the formula for computing net settlements under the interest rate swap is the same for each net settlement. For each fair value hedge included in Exhibit A and qualifying for short-cut method accounting, Fifth Third validated that the formula for computing net settlements under the interest rate swap was the same for each net settlement.

•	Validation that the interest-bearing asset or liability is not prepayable unless the interest-bearing asset or liability is prepayable solely due to an embedded call or put option and the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image call or put option. For each fair value hedge included in Exhibit A and qualifying for short-cut method accounting, Fifth Third validated that the interest-bearing liability was not prepayable or that the interest-bearing liability was prepayable solely due to an embedded call or put option and the hedging instrument was a compound derivative composed of an interest rate swap and a mirror-image call or put option.

•	Validation that the index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship. For each fair value hedge included in Exhibit A and qualifying for short-cut method accounting, Fifth Third validated that the index on which the variable leg of the swap was based matched the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.

•	Validation that any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness. For each fair value hedge included in Exhibit A and qualifying for short-cut method accounting, Fifth Third validated that any other terms in the interest-bearing financial instrument or interest rate swap were typical of those instruments and did not invalidate the assumption of no ineffectiveness.

•	Validation that the expiration date of the swap matches the maturity date of the interest-bearing asset or liability. For each fair value hedge included in Exhibit A and qualifying for short-cut method accounting, Fifth Third validated that the expiration date of the swap matches the maturity date of the interest-bearing liability.

•	Validation that there is no floor or cap on the variable interest rate of the swap. For each fair value hedge included in Exhibit A and qualifying for short-cut method accounting, Fifth Third validated that there was no floor or cap on the variable interest rate of the swap.

•	Validation that the interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate. For each fair value hedge included in Exhibit A and qualifying for short-cut method accounting, Fifth Third validated that the interval between repricings of the variable interest rate in the swap was frequent enough to justify an assumption that the variable payment or receipt is at a market rate (repricing for all swaps occurs either monthly or quarterly).

5.	You also disclose on page 63 that you have entered into various types of cash flows hedges. Please address the following regarding your cash flow hedges:

•	Revise your future filings to disclose the amount of net gains or losses related to your cash flow hedges that is recorded in your income statement for each period presented pursuant to paragraph 45(b)(1) of SFAS 133.

Fifth Third acknowledges the staff’s comment and in future filings will disclose within the Derivatives footnote the amount of net gains or losses related to cash flow hedges that are recorded in the income statement for each period presented. Fifth Third supplementally advises the staff that the amount of net gains or losses related to cash flow hedges recorded in the income statement for each period presented has been included in Note 16 – Other Comprehensive Income on page 69 of the Form 10-K.

•	For each type of cash flow hedge, please tell us the terms of the interest rate swaps and the terms of the underlying debt being hedged. Identify the specific documented risk being hedged.

As supplementally provided, Exhibit B indicates the terms of each interest rate swap and the corresponding hedged transaction receiving cash flow hedge accounting treatment. Hedge transactions referenced as 1 – 6 on Exhibit B have been designated and documented as hedging the benchmark interest rate risk associated with the variable interest payments on a corresponding principal balance of a variable rate liability. Hedge transactions referenced as 7 – 23 on Exhibit B have been designated and documented as hedges of the variability in interest based cash flows associated with changes in the benchmark interest rate. Fifth Third has no outstanding cash flow hedges as of December 31, 2005 as all cash flow hedges have been previously terminated. The decision to terminate the derivative instruments prior to contractual maturity was made as part of Fifth Third’s ongoing balance sheet and interest rate risk management strategy.

•	For each type of cash flow hedge, tell us how you determined that these hedges met the requirements of paragraphs 28-29 of SFAS 133.

In order to meet the requirements of paragraphs 28-29 of SFAS 133, Fifth Third contemporaneously prepares a “Hedge Documentation Template” at the inception of each hedge. Fifth Third completed a Hedge Documentation Template at inception for each hedge included on Exhibit B. Each Hedge Documentation Template formally documents the following:

•	The risk management objective and strategy for undertaking the hedge

•	The type of hedge (i.e., fair value or cash flow)

•	A description of the hedging instrument including:

•	Notional amount of the derivative

•	Payment rates and payment schedules of the derivative

•	Start dates and end dates of the derivative

•	The hedge counterparty (always a third party)

•	Hedge designation date

•	A description of the hedged item or transaction including:

•	A specific description, including amount, such that when a transaction occurs, it is clear whether that transaction is or is not the hedged transaction

•	The period within which the transaction is expected to occur

•	The circumstances considered in concluding that the forecasted transaction is probable of occurring.

•	A description of the risk being hedged (for instance, the benchmark interest rate)

•	The methods that will be used to (1) retrospectively and (2) prospectively assess the hedging instrument’s effectiveness including:

•	Whether the assessment of hedge effectiveness will exclude certain components of a specific derivative’s change in fair value, such as time value.

•	Formal documentation on the conclusion that Fifth Third expects the hedging relationship to be highly effective both at inception of the hedging relationship and on an ongoing basis.

•	Documentation on the timing of assessment of hedge effectiveness (either monthly or quarterly).

•	The method that will be used to measure hedge ineffectiveness.

Fifth Third acknowledges the additional requirements under paragraphs 28 c. and 28 d. and 29 d., 29 e., 29 f. and 29 g. were not applicable to any of Fifth Third’s cash flow hedge transactions.

•	Tell us the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

There are terminated interest rate swaps referenced in Note 8 on page 63 of the Form 10-K (see transactions referenced as 1 – 6 on Exhibit B) that met the criteria established by paragraph 68 of SFAS 133 to qualify for the short-cut method of hedge accounting (see further discussion of paragraph 68 criteria in our response to the question below). Based on the short-cut method of hedge accounting qualification, the ongoing assessment of effectiveness for these transactions includes: (a) confirming the forecasted transaction is still probable of occurring; and (b) confirming there have been no changes to the interest rate swap.

Among the instruments accounted for as cash flow hedges (excluded from Exhibit B given the unique terms of this instrument), and included within the disclosure in Note 8 on page 63 of the Form 10-K, is the remaining unamortized fair value for a forward TBA contract that did not qualify for the regular-way security trade exemption outlined in paragraph 59(a) of SFAS 133 and clarified in DIG Issue No. C18 Scope Exceptions: Shortest Period Criterion for Applying the Regular-Way Security Trades Exception to When-Issued Securities or Other Securities That Do Not Yet Exist. The settlement of the contract was forty-one days, as opposed to the typical thirty-day settlement period for this type of instrument and thus did not qualify for the regular-way security trade exemption. The forward TBA contract was designated as a hedge of the variability of the consideration to be paid related to the forecasted purchase of the underlying security that was forecasted to occur upon gross settlement of the forward TBA contract. The hedging transaction was assumed to have no ineffectiveness considering the critical terms of the forward TBA and the forecasted purchase of the underlying security are the same (i.e. the forward TBA contract was for the purchase of the same quantity of the same security at the same time as the hedged forecasted purchase), the fair value of the forward TBA contract was zero at its inception, the change in expected cash flows on the forecasted transaction was based on the forward price of the purchased contract and no concerns about counterparty creditworthiness existed. Prior to settlement of the forward TBA, the ongoing assessment of effectiveness included: (a) confirming the continued likelihood of the forecasted purchase of the underlying security; and (b) confirming the terms of the forward TBA did not change. Subsequent to the purchase of the underlying security, the fair value of the TBA has been proportionately amortized into current period earnings as the underlying security affects current period earnings. The remaining unamortized fair value for this instrument, qualifying for cash flow hedge treatment and included in accumulated other comprehensive income at December 31, 2005, was approximately $2.6 million.

There are also terminated interest rate swaps referenced in Note 8 on page 63 of the Form 10-K that did not qualify for the short-cut method of hedge accounting (see transactions referenced as 7 – 23 on Exhibit B). In accordance with DIG Issue No. G13, Cash Flow Hedges: Hedging the Variable Interest Payments on a Group of Floating-Rate Interest-Bearing Loans, these transactions did not qualify for the short-cut method of hedge accounting as the hedging relationship did not involve hedging the benchmark interest based cash flows related to the same recognized interest-bearing asset throughout the life of the hedge relationship.

For those interest rate swaps not qualifying for the short-cut method of hedge accounting, the assessment of effectiveness at the inception of the hedging relationship included confirming the likelihood of occurrence of the forecasted transaction and confirming the forecasted changes in the cash flow of the interest rate swaps were expected to be highly effective at offsetting the changes in the forecasted series of interest based cash flows designated as the hedged item. On an ongoing basis, the Dollar Offset method was used as the retrospective test to validate the hedging strategy remained highly effective through each quarterly reporting period including through applying the method described in DIG Issue No. G7, Cash Flow Hedges: Measuring the Ineffectiveness of a Cash Flow Hedge under Paragraph 30(b) When the Shortcut Method is Not Applied, Method 2: Hypothetical Derivative Method to evaluate the effectiveness of the hedged transaction.

In addition, prior to termination the ongoing assessment of effectiveness for the interest rate swaps not qualifying for the short-cut method of hedge accounting included: (a) confirming the forecasted transaction was still probable of occurring; (b) confirming there had been no changes to the interest rate swap; and (c) confirming the continued creditworthiness of the counterparty to the interest rate swap. Following termination, the net derivative gain or loss related to the discontinued cash flow hedges have continued to be reported in accumulated other comprehensive income as the forecasted transaction remains probable of occurring.

•	If you accounted for any of your cash flow hedges using the short-cut method, please tell us in detail how you determined each type of those hedges have met the criteria established by paragraph 68 of SFAS 133.

The term sheet for all derivative instruments is reviewed prior to execution of the transaction. After execution of the transaction, the terms of the interest rate swap as indicated on the executed trade confirmation are validated against the Hedge Documentation Template to confirm the accuracy of the transaction documentation. In addition to the documentation necessary to meet the requirements of paragraphs 28 and 29 of SFAS 133 (as discussed above), the following information is also verified by Fifth Third and documented in the Hedge Documentation Template for all hedging relationships qualifying for short-cut method accounting:

•	Validation that the notional amount of the swap matches the principal amount of the interest-bearing asset or liability being hedged. For each cash flow hedge included in Exhibit B and qualifying for short-cut method accounting, Fifth Third validated that the notional amount of the swap matched the principal amount of the interest-bearing liability being hedged.

•	Validation that the fair value of the interest rate swap is zero at inception of the hedging relationship. For each cash flow hedge included in Exhibit B and qualifying for short-cut method accounting, Fifth Third validated that the fair value of the interest rate swap was zero at inception.

•	Validation that the formula for computing net settlements under the interest rate swap is the same for each net settlement. For each cash flow hedge included in Exhibit B and qualifying for short-cut method accounting, Fifth Third validated that the formula for computing net settlements under the interest rate swap was the same for each net settlement.

•	Validation that the interest-bearing asset or liability is not prepayable unless the interest-bearing asset or liability is prepayable solely due to an embedded call or put option and the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image call or put option. For each cash flow hedge included in Exhibit B and qualifying for short-cut method accounting, Fifth Third validated that the interest-bearing liability was not prepayable or that the interest-bearing liability was prepayable solely due to an embedded call or put option and the hedging instrument was a compound derivative composed of an interest rate swap and a mirror-image call or put option.

•	Validation that the index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship. For each cash flow hedge included in Exhibit B and qualifying for short-cut method accounting, Fifth Third validated that the index on which the variable leg of the swap was based matched the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.

•	Validation that any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness. For each cash flow hedge included in Exhibit B and qualifying for short-cut method accounting, Fifth Third validated that any other terms in the interest-bearing financial instrument or interest rate swap were typical of those instruments and did not invalidate the assumption of no ineffectiveness.

•	Validation that all interest receipts or payments on the variable-rate asset or liability during the term of the swap are designated as hedged, and no interest payments beyond the term of the swap are designated as hedged. For each cash flow hedge included in Exhibit B and qualifying for short-cut method accounting, Fifth Third validated that all interest payments on the variable-rate liability during the term of the swap were designated as hedged, and no interest payments beyond the term of the swap were designated as hedged.

•	Validation that there is no floor or cap on the variable interest rate of the swap unless the variable-rate asset or liability has a floor or cap. In that case, the swap must have a floor or cap on the variable interest rate that is comparable to the floor or cap on the variable-rate asset or liability. For each cash flow hedge included in Exhibit B and qualifying for short-cut method accounting, Fifth Third validated that there was no floor or cap on the variable interest rate of the swap as there was no floor or cap on the variable rate liability being hedged.

•	Validation that the repricing dates match those of the variable-rate asset or liability. For each cash flow hedge included in Exhibit B and qualifying for short-cut method accounting, Fifth Third validated that the repricing dates matched those of the variable-rate liability.

6.	Please address the following regarding your disclosure on page 63 that you have entered into forward contracts to hedge the forecasted sales of residential mortgage loans and that you accounted for these hedges using matched terms accounting:

•	Please tell us how you have determined that this transaction should be classified and accounted for as a fair value hedge, rather than a cash flow hedge. Specifically identify how you determined that these hedges met the requirement for a fair value hedge under SFAS 133.

Fifth Third has determined that the use of forward contracts to hedge the risk of changes in fair value of fixed-rate mortgage loans held-for-sale qualify as fair value hedges based on the following:

•	The hedged item (fixed-rate residential mortgage loans held-for-sale) is “specifically identified as either all or a specific portion of a recognized asset or liability…or is a portfolio of similar assets or a portfolio of similar liabilities” in accordance with paragraph 21 a. of SFAS 133. In this regard, Fifth Third segregates loans into pools of similar loans aggregated by interest rate.

•	The risk being hedged is “the risk of changes in its (fixed-rate residential mortgage loans held-for-sale) fair value attributable to changes in the designated benchmark interest rate” in accordance with paragraph 21 f. of SFAS 133. In this regard, Fifth Third contemporaneously documented the risk being hedged at the inception of the hedging strategy.

Fifth Third will further clarify the disclosure on page 63 of the Form 10-K regarding the hedging strategy for residential mortgage loans held-for-sale to specifically conform to our documented policy and accordingly intends to include the following disclosure in future filings:

“The Bancorp also enters into forward contracts to hedge the change in the fair value of its residential mortgage loans held-for-sale due to changes in interest rates.”

•	Please tell us in detail how you determined you met the requirements of paragraph 65 of SFAS 133 for match terms accounting to assess hedge effectiveness.

Fifth Third hedges pools of fixed-rate mortgage loans held-for-sale that are segregated by interest rate with corresponding pools of forward contracts with the same interest rate. Inherent in this hedging strategy is that loans in each loan pool match the forward. These forward contracts have a zero fair value at inception and any change in the fair value of the forward contracts is based solely on the forward price of the contracts. On a daily basis, Fifth Third prepares an analysis of the total notional of mortgage loans and forward contracts segregated by interest rate to ensure that hedge accounting is not applied to amounts in excess of the aggregate mortgage loan balance. Fifth Third records the fair value of an overhedged position (resulting solely from the excess notional of forward contracts) through earnings.

7.	Please tell us if you have entered into any hedging strategies to mitigate the interest rate risk associated with your trust preferred securities. If so, please specifically tell us the terms of such strategy and how management assesses the hedge effectiveness of such strategy.

Fifth Third has entered into one $200 million interest rate swap agreement to mitigate the interest rate risk associated with $200 million of trust-preferred securities. On July 1, 2003, the Registrant was required to deconsolidate a wholly owned subsidiary due to the adoption of FIN 46, “Consolidation of Variable Interest Entities – An Interpretation of ARB 51”. Due to this deconsolidation, the $200 million capital security obligation that existed between the trust entity and outside investors was reclassified as $206 million of junior subordinated debentures on Fifth Third’s consolidated financial statements. In accordance with DIG Issue E-22, “Accounting for the Discontinuance of Hedging Relationships Arising from Changes in Consolidation Practices Related to Applying FASB Interpretation No. 46,” this hedging relationship was maintained as the trust preferred securities were reclassified as junior subordinated debentures. The transaction and its terms are referenced as transaction 11 on Exhibit A provided as a response to the first bullet in question 4. This transaction meets the criteria established by paragraph 68 of SFAS 133 (referenced in the response to the fourth bullet in question 4) to qualify for the short-cut method. Included in this assessment was a consideration of the interest payment deferral option for the trust preferred debt obligations and verifying a mirror interest payment deferral option was included in the interest rate swap. Based on the short-cut method of hedge accounting qualification, the ongoing assessment of effectiveness for this transaction includes: (a) confirming the fixed-rate debt instrument is still outstanding; and (b) confirming there have been no changes to the terms of the fixed-rate debt instrument or interest rate swap.

Note 17: Common Stock and Treasury Stock, page 69

8.	We note that during the year you entered into an agreement for an overnight share repurchase transaction with a price adjustment of $97 million. Please tell us and disclose more clearly in future filings how the share transaction was accounted for. Please tell us to the accounting literature upon which you have based your presentation.

In accordance with EITF Issue 99-7, “Accounting for an Accelerated Share Repurchase Program,” the share transaction was considered two separate transactions: (1) the acquisition of treasury shares on the acquisition date; and (2) a forward contract indexed to Fifth Third’s stock. The treasury shares were accounted for at cost as a contra equity transaction. The forward contract indexed to Fifth Third’s stock qualified for equity classification in accordance with EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” Additionally, in accordance with SFAS No. 128, “Earnings Per Share,” for diluted earnings per share purposes Fifth Third assumed the transaction would be net settled in shares as Fifth Third had the choice of settling in cash or shares and Fifth Third did not have a stated policy or the ability to demonstrate a past practice of cash settlement. These incremental shares were subsequently excluded from quarterly diluted earnings per share calculations as the effect of inclusion would have been anti-dilutive. As requested, Fifth Third will disclose the accounting for this transaction more clearly in future filings.

Note 20: Sales and Transfers of Loans, page 72

9.	You disclose on page 72 that you have rights to receive future cash flows arising after the investors in the securitization trust have received the return for which they contracted, but no value has been assigned to this stream of cash flows to be received. Please tell us and disclose in future filings the reasons no value has been assigned to this right. Tell us the accounting literature you relied upon in making this determination.

Fifth Third acknowledges value relating to the right to receive future cash flows from a securitization trust is required to be measured pursuant to paragraphs 10 and 11 of SFAS 140 unless it is not practicable to measure the fair value of the asset as discussed in paragraph 70 of SFAS 140, in which case the value shall be recorded at zero. The QSPE has contracted with Fifth Third in order to secure annual liquidity and credit support as well as to secure all administrative services, including servicing, clerical and bookkeeping services. Fifth Third is compensated for its obligation to perform under the liquidity and credit support agreements and records this income in the period earned. Furthermore, given the short-term nature of the commercial loans transferred to the QSPE as well as the marginal servicing spread (market based and after costs) that exists, Fifth Third has historically assigned no value to the retained right to service these transferred financial assets as the fair value of this right was deemed immaterial to any period, interim or annual, given the short-term servicing period of the assets transferred and the small spread provided. As requested, Fifth Third will disclose the nature of this relationship and the rights and obligations surrounding the services in future filings. Following the recent release of SFAS No. 156 “Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No. 140” in March 2006, Fifth Third will be re-evaluating this conclusion. Fifth Third will further clarify its consideration of value for the commercial loans transferred to the QSPE in its disclosure in future filings.

We certainly welcome any additional questions you may have about the responses and if you should require any further clarification, please do not hesitate to call me at (513) 534-6924, David DeBrunner, Senior Vice President and Controller, at (513) 534-6828 or Robert Cafera, Vice President and Assistant Controller, at (513) 534-6662.

Sincerely,

/s/ R. Mark Graf
R. Mark Graf
Senior Vice President and Chief Financial Officer

Enclosure: Exhibits A and B, which Exhibits constitute a portion of this response letter

cc (with Enclosure):	Ms. Margaret Fitzgerald
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mail Stop 4561

Deloitte & Touche LLP
Graydon Head & Ritchey LLP

EXHIBIT A

Ref	Hedge Designation	Notional ($MMs)	Trade Date	Settle Date	Maturity Date	Fixed		Variable
						Coupon	Pmt Freq/Date	Coupon	Reset Freq/Date
Fair Value (Shortcut Method)
[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Fair Value (Non-Shortcut Method)
[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

EXHIBIT B

	Hedge Designation	Notional ($MMs)	Trade Date	Settle Date	Maturity Date	Fixed		Variable
Ref						Coupon	Pmt Freq/Date	Coupon	Reset Freq/Date
Cash Flow Hedge (Shortcut Method)
[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Cash Flow Hedge (Non-Shortcut Method)
[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]